Exhibit 12.1

						Unaudited
	Predecessor							Successor
	Year Ended December 31,					Nine months ended October 2,	January 1, 2005 through July 19,	July 20, 2005 through October 1,	Pro Forma Nine months ended October 1,	Pro Forma Year ended December 31,
	2000	2001	2002	2003	2004	2004	2005	2005	2005	2004

Earnings:
(Loss) income before income taxes and minority interest	$(14,592)	$(1,588)	$2,922	$7,760	$13,861	$11,332	(10,831)	(4,941)	(10,284)	(3,199)
Income from equity investments	—	—	—	—	(241)	(205)	(151)	(31)	(182)	(241)
Distributed income from equity investments	—	—	—	—	326	293	—	—	—	326
Fixed charges	32,700	29,149	24,606	24,567	37,076	27,762	25,289	7,357	39,427	48,007

Total earnings	$18,108	$27,561	$27,528	$32,327	$51,022	39,182	14,307	2,385	28,961	44,893

Fixed charges:
Interest expense	$28,927	$24,904	$20,334	$20,417	$34,093	$25,550	$23,215	$6,560	$35,868	$43,297
Amortization of deferred financing fees	1,763	1,867	2,024	2,191	1,777	1,324	1,311	623	2,559	3,412
Amortization of original issue discount	858	1,014	1,016	662	92	68	58	(32)	43	129
Interest factor of rental expense(1)	1,152	1,364	1,232	1,297	1,114	820	705	206	957	1,169
Total fixed charges	$32,700	$29,149	$24,606	$24,567	$37,076	27,762	25,289	7,357	39,427	48,007

Ratio of earnings to fixed charges(2)	—	—	1.1x	1.3x	1.4x	1.4x	—	—	—	—

(1)                                  The interest factor of rental expense has been calculated using the rate implied pursuant to the terms of the rental agreements. For the periods presented, the weighted-average factor was between 20.2% and 25.4% of total rental expenses.

(2)                                  For the years ended December 31, 2000 and 2001, the period from January 1, 2005 through July 19, 2005, the period from July 20, 2005 through October 1, 2005, the pro forma nine months ended October 1, 2005, and the pro forma year ended December 31, 2004, our earnings were insufficient to cover our fixed charges by $14,592, $1,588, $10,982, $4,972, $10,450, and $3,114, respectively.